422 Fleming Street, Suite 7

Key West, FL 33040

281-702-2137 (P)

866-862-1719 (F)

October 3, 2017

Securities and Exchange Commission	VIA EDGAR

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20548

Attn: Division of Investment Management: Attn Mr. Jay Williamson

Re:	American Pension Investors Trust Trust, File Nos. 811-04262 and 002-96538

Dear Mr. Williamson:

On behalf of American Pension Investors Trust (the “Trust”), transmitted herewith for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) is Registrant’s Definitive Proxy Statement which will be used in connection with a special meeting of the shareholders of the Yorktown Small Cap Fund (the “Fund”), a separate series of the Trust, to be held on October 16, 2017 (the “Special Meeting”). This Definitive Proxy Statement consists of a notice of meeting, the proxy statement and form of proxy. This information, including the Proxy Statement, will be mailed to the Trust’s shareholders on or about October 4, 2017.

The matters to be considered at the Special Meeting will be:

1.	Approval of a new investment sub-advisory agreement with Sapphire Star Capital, LLC (“Sapphire”) on behalf of the Yorktown Small Cap Fund; and

2.	Such other business as may properly arise at the meeting.

In response to your comments relating to the Trust’s Preliminary Proxy, filed on September 18, 2017, we have made the following amendments to this Definitive Proxy:

1.	In response to your request that the proxy statement identify the current Investment Manager, the Trust has made the following amendment to the second sentence of the first paragraph under the heading, “Current Principal Investment Strategies”:

Old- The Fund’s Investment Manager, utilizes a structured quantitative investment approach based on a set of well defined, fundamental characteristics to identify value stocks for the Fund.

New- Vericimetry Advisors, LLC (“Vericimetry”), the Fund’s initial Investment Manager, utilizes a structured quantitative investment approach based on a set of well defined, fundamental characteristics to identify value stocks for the Fund.

2.	In the second paragraph of the same Section, December 31, 2015 has been changed to December 31, 2016.

3.	You noted that the Fund’s investment style will be materially changing, and that there may be consequences to such changes. In response to your request that the Trust describe the material differences, the changes that may be made going forward, and the possible consequences to the shareholders of portfolio repositioning, including taxes and costs, the Trust has added the following disclosure at the end of the Section entitled, “Proposed Principal Investment Strategies Under Sapphire”:

There are significant differences in the management styles of Vericimetry and Sapphire. Vericimetry is a quantitative, formula-oriented manager. Vericimetry invests in a very large number of securities to achieve a significant amount of diversification. Normally, under Vericimetry, the Fund held seven hundred to over a thousand different securities. Additionally, Vericimetry purchased securities based on an overall view of the market. Sapphire, on the other hand, is a growth manager. Sapphire purchases securities for the Fund that it believes have above-average prospects for capital growth. Unlike Vericimetry, Sapphire believes that focusing on a smaller number of core securities offers the best opportunities for long term success. Accordingly, Sapphire normally holds between 40 to 60 securities in the Fund’s portfolio. As Sapphire takes over the Fund’s portfolio, it will reduce the number of the Fund’s current portfolio holdings, and substitute, as necessary, securities that reflect its management style.

Repositioning the Fund’s portfolio will have certain consequences. First, the Fund will incur brokerage expenses associated with the sale and/or purchase of a large number of securities. Second, to the extent that the Fund realizes net gains from the sale of securities, shareholders who have taxable accounts will incur negative tax consequences. Lastly, the Fund will have less diversification under Sapphire, which could result in more risk to the Fund.

4.	You asked that the Trust discuss its plans for updating the prospectus to properly disclose the changes being made to the Fund. Under normal circumstances, the Trust would likely file an amendment under Rule 485(a) to reflect the material changes being made. However, the Fund is a relatively new Fund with very few shareholders. In point of fact, over 95% of the Fund’s shares are held by only two shareholders. Almost 90% of the shares are held by another Yorktown Fund, and the remaining shares are held by a long-time family friend of the Adviser. Given that the Fund’s Adviser is fully informed as to the changes being made, and has recommended to the Board that such changes be made, the Trust believes it would be a waste of resources to file a full update under Rule 485 at this time. Instead, the Trust intends to file a sticker to the Fund’s prospectus under Rule 497.

5.	To simplify the discussion concerning the replacement of Vericimetry, the Trust has deleted the disclosure describing Vericimetry’s reasons for resigning.

6.	The reference to “Blair” has been corrected to reflect “Vericimetry”.

In the first paragraph of the Section entitled “Board Considerations”, you requested that the Trust make clear that Sapphire is replacing Vericimetry. In response, the Trust has amended the first sentence of the first paragraph of that Section as follows:

Old- On September 13, 2017, the Fund’s Board of Trustees held meetings to consider, among its stated business, a new Investment Manager for the Fund, and after full deliberation, selected Sapphire to serve in that capacity.

New- On September 13, 2017, the Fund’s Board of Trustees held meetings to consider, among its stated business, a new Investment Manager for the Fund to replace Vericimetry, and after full deliberation, selected Sapphire to replace Vericimetry as Investment Manager to the Fund.

You asked that additional disclosure be provided to describe financial information reviewed by the Board. In response, the Trust has added the following disclosure:

The Board reviewed certain financial statement documentation provided by Sapphire in order to assure themselves that Sapphire was financially capable of managing the Fund.

7.	Per your request, additional disclosure has been added to make clear that Sapphire will be managing 100% of the Fund’s assets.

8.	Per your request, the following additional disclosure has been added to the discussion of Proposal 2:

Old- If any other business shall properly come before the Special Meeting, the proxy holders intend to vote thereon in accordance with their best judgment.

New- If any other business shall properly come before the Special Meeting, the proxies will, pursuant to the authority granted to them by the shareholders as proxies, vote upon such issue(s) in accordance with their best judgment. With respect to adjournments, the proxies will vote in favor of adjournments to solicit additional votes pursuant to applicable rules and law.

Lastly, the Trust has included a form of proxy.

Please direct all questions or comments regarding the foregoing to me at 281-702-2137. Thank you for your consideration.

DRAKE COMPLIANCE, LLC

/s/ David D. Jones

DAVID D. JONES